

November 1, 2023

James Kehoe
Chief Financial Officer
Fidelity National Information Services, Inc.
347 Riverside Avenue
Jacksonville, FL 32202

> **Re: Fidelity National Information Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated October 19, 2023**
> **File No. 001-16427**

Dear James Kehoe:

We have reviewed your October 19, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note your response to prior comment 1 that your 2022 Global Sustainability Report disclosed Scope 1, 2, and 3 emissions "associated with" the Company's operations. We further note such report reflects that your operations include greenhouse gas emissions relating to the purchase of electricity, chilled water and steam consumed across your global facility portfolio, including your data centers and facilities. Please explain in greater detail how you determined that there was no increased demand for generation and transmission of energy from alternative energy sources and discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation